

April 10, 2013

Via E-mail
Donald H. Hosmer
Co-Chief Executive Officer
Royale Energy, Inc.
7676 Hazard Center Drive
Suite 1500
San Diego, CA 92108

> **Re: Royale Energy, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed March 15, 2012**
> **File No. 000-22750**

Dear Mr. Hosmer:

We have reviewed your response letters dated March 20, 2013, March 26, 2013 and April 2, 2013 as well as your filing and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2011

Financial Statements

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page F-8

1.   We note your response to comment one of our letter dated January 30, 2013, stating you believe that the provisions of ASC 932-360-55-3 through 55-9 are not applicable because "...the investor purchases only the contractual right to participate in drilling and production from a specific wellbore and does not receive the conveyance of a lease

interest" although you also state that the sale of interests in your oil and gas projects is similar to subparagraph 55-9 "...to the extent that part of an interest in property is sold and uncertainty exists as to recovery of the cost applicable to the interest retained...."

We also note that on page 13 of your Form 10-K, you state that "Royale Energy usually sells a portion of the working interest in each lease that it acquires to third party investors and retains a portion of the prospect for its own account" also that you derive revenue "...from sales of *working interests* to high net worth individuals."

Please reconcile these apparent inconsistencies. And, as it relates to your turnkey drilling agreements, please address the following points.

- Please describe the specific rights that are conveyed to the third party in the turnkey drilling agreements, clarifying the extent to which the third party obtains a legal (undivided or otherwise) economic interest in the project or property.

- Tell us whether at the time you enter into the turnkey drilling agreements you have already acquired the working interest in the properties that are subject to the drilling agreement or if this transaction occurs once you have secured the drilling agreement (in which case also clarify whether the third party to the drilling agreement acquires their interest from you or directly from the previous property owner).

- Given that part of your rationale appears to be based on the view of lease interest costs being "only a small part of the transactions," explain why you have not included amounts shown in your table for other land costs in your analysis, and discuss your view on materiality in greater detail.

- Tell us whether there is distinction in the contract for consideration attributable to the mineral interest in the property, apart from the drilling services you will provide.

- Please describe your obligations under the turnkey drilling agreements; also any rights or recourse available to the third party in the event you are unable or unwilling to complete the contracted drilling services that have been specified.

- Clarify whether you perform the drilling services under the agreement, or if you obtain the services of a third party to perform such services.

As part of your response, please provide us a sample turnkey drilling contract that illustrates the most common rights and obligations of the parties involved; also describe the extent to which the sample contract does not reflect the salient terms of any material provisions that you occasionally include in other contracts.

Please understand that FASB ASC 932-360-55-9 applies to conveyances of interests in oil and gas properties, a term that is broadly defined in the Glossary at FASB ASC 932-

360-20, to include operating and non-operating interests such as fee ownerships, leases, concessions, revenue interests, royalty interests, and oil and gas production payments.

Given the description provided in your response and related disclosures, it appears you may have not fully considered how the nature of interests conveyed with your turnkey drilling agreements correlate with this definition. Unless you are able to show how the economic interests conveyed do not represent interests in properties as defined, you will need a reasonable method of allocating proceeds between the interests in unproved properties that you sell and the drilling services you provide. Please explain your method with details sufficient to understand how the amounts allocated to unproved properties compare to your costs of the properties upon entering into the agreements.

2. We have read your response letter dated April 2, 2013, explaining that "pre-drilling costs typically range between 22% and 30% of total project costs, most if not all of which are incurred at or prior to the entry of the turnkey contract." You clarify that such costs include "...selling costs related to the acquisition of executed turnkey contracts and sales commissions in instances where interests are sold by FINRA members" and that you consider these to be pre-contract costs as defined in FASB ASC 605-35-25-39.

However, we understand from our phone conference on March 28, 2013 that you are contemplating the inclusion of such costs when computing your percentage of completion and revenue recognition once you begin drilling. Given the nature of these costs, and the discussion of input and output measures in FASB ASC 605-35-25-75, 76 and 77, we believe this would be incorrect. This guidance clarifies that when costs incurred are used to estimate progress towards completion, contract costs that do not relate to contract performance should be excluded, regardless of whether these are properly deferred pre-contract costs or costs incurred subsequently during the term of the turnkey agreement.

Moreover, while the discussion of selling costs in 605-35-25-37(d) may lead you to consider the guidance on pre-contract costs in 605-35-25-41(a), (e) and (f), if you are unable to conclude that recoverability of such costs from a specific anticipated contract is probable, these costs would not be included in contract costs or inventory or otherwise deferred. We understand you have determined that pre-contract costs will be expensed as incurred because you are not able to conclude that recoverability is probable. In either case, since these costs do not relate to contract performance (e.g., site preparation, drilling, logging, or completion and testing) these should be excluded when computing the percentage of completion. Please ensure that your accounting policy disclosure clarifies your handling of such costs in deciding whether to expense or capitalize based on your assessment of probability, and when computing percentage of completion.

Please also ensure that your accounting policy note indicates how a determination to incur completion and testing costs impacts your percentage of completion computations and whether incremental compensation is provided under these circumstances.

3.   Please develop and establish procedures for reviewing and confirming the acceptability of the results of your percentage of completion computations by alternative measures that involve observation and inspection to comply with FASB ASC 605-35-25-78. Tell us how you intend to comply with this requirement.

4.   We understand that you would prefer to characterize your change to utilize the percentage of completion method as a change in accounting principle rather than an error correction even though you are unable to support your earlier practice of recognizing contract revenue to offset pre-contract costs expensed in advance of drilling. Unless you are able to demonstrate that the differences between the two methods are not material, you should comply with FASB ASC 250-10-45-23, and 50-7 through 11.

Note 7 - Income Taxes, page F-20

5.   We have read your response to prior comment three, including the deferred tax asset valuation analysis provided on March 26, 2013. However, we do not see details of the specific positive evidence that would ordinarily be contemplated under FASB ASC 740-10-30-22 to overcome the negative evidence represented by the cumulative loss you have incurred in recent years. Please describe any additional positive evidence or details necessary to understand how the analysis submitted is sufficient to overcome the negative evidence indicating your deferred tax assets should be offset by a valuation allowance.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or Karl Hiller, Branch Chief, at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202)

Donald H. Hosmer
Royale Energy, Inc.
April 10, 2013
Page 5

551-3360, or in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707, with any other questions.

Sincerely,

/s/ Karl Hiller *for*

H. Roger Schwall
Assistant Director

cc: Mr. Lee Polson